

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

<u>Via E-Mail</u>
Randall Lanham
Chief Executive Officer
ECO Ventures Group, Inc.
7432 State Road 50, Suite 101
Groveland, Florida 34736

> **Re: ECO Ventures Group, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2011**
> **Filed December 2, 2011**
> **Form 8-K**
> **Filed June 2, 2011**
> **File No. 000-52445**

Dear Mr. Lanham:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief